UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

**FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024**

Financial Statements and Reports of Independent Registered Public Accounting Firms

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2013 and 2012

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of and Participants in the
Rent-A-Center, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year), and schedule H, part IV, line 4a – schedule of delinquent participant contributions as of December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 25, 2014

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

To the Participants and Plan Administrator
Rent-A-Center, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas
June 26, 2013

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

ASSETS	2013	2012
Investments, at fair value	$166,524,944	$137,661,974
Cash	81,742	99,167
Receivables		
Participant contributions	-	294,455
Employer contributions	-	114,822
Notes receivable from participants	11,558,823	10,932,610
	11,558,823	11,341,887
Net assets reflecting investments at fair value	178,165,509	149,103,028
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(100,835)	(364,593)
NET ASSETS AVAILABLE FOR BENEFITS	$178,064,674	$148,738,435

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2013

Additions to net assets attributable to:	
Dividends	$ 5,738,846
Net appreciation in fair value of investments	22,517,248
	28,256,094
Interest income on notes receivable from participants	367,828
Contributions	
Participants	16,345,041
Employer	6,319,415
Rollovers	458,650
	23,123,106
Total additions	51,747,028
Deductions from net assets attributed to:	
Benefits paid to participants	21,581,060
Administrative expenses	839,729
Total deductions	22,420,789
Net increase in net assets	29,326,239
Net assets available for benefits	
Beginning of year	148,738,435
End of year	$178,064,674

The accompanying notes are an integral part of this statement.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all U.S. employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Administrator for the Plan, INRUST Bank, N.A. is the Trustee and NestEgg Consulting Inc. is the Recordkeeper.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $17,500 of tneir annual compensation (plus a $5,500 catch-up deferral for employees over 50 years of age) for 2013. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 2% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee compensation in 2013. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for the plan year ending December 31, 2013.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five or more years of vesting service as defined by the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $127,000 and $159,000 as of December 31, 2013 and 2012, respectively. Forfeitures were used to pay plan administrative expenses during the years ended December 31, 2013 and 2012.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Company stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document. As of December 31, 2013 and 2012, withdrawals of $64,874 and $84,927, respectively, had been requested by participants of the Plan but had not yet been paid.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 7.75% at December 31, 2013. Loans bear interest at the prime rate fixed at the time of the loan. Participant loans have various maturity dates ranging from 2014 to 2028.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the trustee of the assets using forfeitures.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See Note C for further discussion of investment contracts held by the Plan.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for further discussion of the Plan's valuation methods under fair value accounting standards. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - INVESTMENT CONTRACTS

The Plan offers the Wells Fargo Stable Value Fund E as an investment option for participants. This fund invests in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The Wells Fargo Stable Return Fund G invests in investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. Separate Account GICs are issued by an insurance company and are maintained within a separate account. GICs are backed by the general account of the insurance company while Separate Account GICs are backed by a segregated pool of assets. Security Backed Investment Contracts are comprised of two components; the first component is a fixed-income security or portfolio of fixed-income securities; the second component is a fully benefit-responsive contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate and return of fully accrued contract value at maturity. The investment contract is designed to allow participants to transact at contract value without reference to the price fluctuations of the underlying fixed income securities.

GICs are investment contracts in which the underlying assets and benefit-responsive wrap contracts provide market value and cash flow risk protection to the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed a return of principal and interest. The GICs are stated at contract value, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the wrap contract and the adjustment to contract value. This adjustment generally represents the contract value less the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets and the fair value of the wrap contract. Contract value represents contributions made under the contract less participant-directed withdrawals, plus accrued interest that has not been received from the issuer. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTE C - INVESTMENT CONTRACTS - Continued

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis, and cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. Variables that impact these rates are: (i) the current yield of the assets underlying the contract; (ii) the duration of the assets underlying the contract and (iii) the existing difference between the fair value and contract value of the assets within the contract. Gains and losses in the underlying portfolio will affect the adjustment from fair value to contract value and the future crediting rate. GIC crediting rates generally provide a fixed rate of interest over the term to maturity of the contract and therefore do not experience fluctuating crediting rates. The crediting rate of interest at December 31, 2013 and 2012 was 1.52% and 1.95%, respectively. The average yield at December 31, 2013 and 2012 was 1.36% and 0.94%, respectively.

There are certain risks specific to investment contracts. One of the primary risks is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. Another risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to, the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the plan's prohibition on competing investment options; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transactions exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

If the stable value fund defaults on its obligations under a security-backed contract, and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the fund will receive fair value as of the date of termination.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- *Level 1* - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

- *Level 2* - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- *Level 3* - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes to methodologies used at December 31, 2013 and 2012.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded. The Plan's investment in the stable value fund is classified within Level 2 of the valuation hierarchy. The stable value fund is a collective trust, and is valued using the net asset value provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. Fair value of GICs, which the stable value fund invests in, is based on the fair value of the underlying fixed income investments and the fair value of the wrap contracts provided by the insurance companies. There are no redemption restrictions on the stable value fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 12,182,534	$ -	$ -	$ 12,182,534
Balanced funds	49,317,876	-	-	49,317,876
Growth funds	44,846,387	-	-	44,846,387
Value funds	23,436,481	-	-	23,436,481
Fixed income funds	11,930,251	-	-	11,930,251
Total mutual funds	141,713,529	-	-	141,713,529
Common stock:				
Rent-A-Center, Inc.	12,112,555	-	-	12,112,555
Stable value fund	-	12,698,860	-	12,698,860
Investments at fair value	$153,826,084	$12,698,860	$ -	$166,524,944

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 8,248,680	$ -	$ -	$ 8,248,680
Balanced funds	36,247,711	-	-	36,247,711
Growth funds	44,362,162	-	-	44,362,162
Value funds	6,415,929	-	-	6,415,929
Fixed income funds	15,349,418	-	-	15,349,418
Total mutual funds	110,623,900	-	-	110,623,900
Common stock:				
Rent-A-Center, Inc.	14,107,975	-	-	14,107,975
Stable value fund	-	12,930,099	-	12,930,099
Investments at fair value	$124,731,875	$12,930,099	$ -	$137,661,974

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The following table summarizes investments measured at fair value based on net asset value per share:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2013:				
Stable value fund	$12,698,860	N/A	Daily	None
December 31, 2012:				
Stable value fund	$12,930,099	N/A	Daily	None

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 30, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE F - RELATED PARTIES

Certain Plan investments are shares of the Plan Sponsor's common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for benefits.

NOTE H - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31, 2013	December 31, 2012
Investments at fair value:		
Harbor Funds - International Fund	$ 8,005,028	$ 7,208,169
PIMCO Funds - Total Return Fund	10,422,803*	12,794,152*
Invesco Funds - Small Cap Value Fund	5,276,311	3,194,274
American Century Funds - Inflation Adjusted Bond Fund	1,421,792	2,555,266
T. Rowe Price Funds - Growth Stock Fund	10,742,956*	8,420,315*
Vanguard Funds - Mid Cap Index Fund	4,695,198	3,062,536
Vanguard Funds - 500 Index Fund	6,960,279	5,186,144
Vanguard Funds - Small Cap Index Fund	371,950	-
Vanguard Funds - Total International Stock Index Fund	155,107	-
Vanguard Funds - Total Bond Market Index Fund	85,656	-
JP Morgan Funds - Small Cap Equity Fund	7,374,969	5,099,731
Eagle Funds - Small Cap Growth Fund	3,963,040	3,303,742
Oppenheimer Funds - Developing Markets Fund	424,233	626,388
PRIMECAP Odyssey Funds - Aggressive Growth Fund	14,336,161*	-
Principal Funds - Mid Cap Value Fund	5,084,475	-
John Hancock Funds - Disciplined Value Fund	13,075,695*	-
American Independence Funds - Stock Fund	-	10,789,652*
Goldman Sachs Funds - Mid Cap Value Fund	-	3,221,655
Morgan Stanley Funds - Mid Cap Growth	-	8,914,165*
MFS Funds - Lifetime 2020 Fund	6,820,953	5,950,118
MFS Funds - Lifetime 2030 Fund	8,958,328*	6,704,387
MFS Funds - Lifetime 2040 Fund	17,658,720*	13,586,283*
MFS Funds - Lifetime 2050 Fund	13,658,352*	7,913,983*
MFS Funds - Lifetime Retirement Income Fund	2,221,523	2,092,940
Rent-A-Center, Inc. - Common Stock	12,112,555*	14,107,975*
Wells Fargo Funds - Stable Return Fund	12,698,860*	12,930,099*
Total investments, at fair value	166,524,944	137,661,974
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(100,835)	(364,593)
	$166,424,109	$137,297,381

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

NOTE H - INVESTMENTS – Continued

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by a net of $22,517,248 during the year ended December 31, 2013, as follows:

Mutual funds	$22,543,280
Rent-A-Center, Inc. common stock	(219,671)
Stable value fund	193,639
	$22,517,248

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2013	2012
Net assets available for benefits per the financial statements	$178,064,674	$148,738,435
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts	100,835	364,593
Amounts allocated to withdrawing participants	(64,874)	(84,927)
Net assets available for benefits per the Form 5500	$178,100,635	$149,018,101

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

Total additions per the financial statements	$51,747,028
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2013	100,835
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2012	(364,593)
Total additions per the Form 5500	$51,483,270

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

Benefits paid to participants per the financial statements	$21,581,060
Add: Amounts allocated to withdrawing participants at December 31, 2013	64,874
Less: Amounts allocated to withdrawing participants at December 31, 2012	(84,927)
Benefits paid to participants per the Form 5500	$21,561,007

NOTE J - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 25, 2014, the date the financial statements were available to be issued. No adjustments were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL SCHEDULES

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2013

EIN: 45-0491516
Plan No: 001

Participant Contributions Transferred Late to the Plan Check here if late participant loan repayments are included ☐	Total That Constitute Nonexempt Prohibited Transactions: Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$257	$ -	$ -	$ -	$257

See accompanying report of independent registered public accounting firm.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

EIN: 45-0491516
Plan No: 001

(a)	(b) Identity of issuer or borrower	(c) Description of investment	(e) Current value
	T. Rowe Price Funds	Growth Stock Fund	$ 10,742,956
	Harbor Funds	International Fund	8,005,028
	JP Morgan Funds	Small Cap Equity Fund	7,374,969
	PIMCO Funds	Total Return Fund	10,422,803
	Vanguard Funds	500 Index Fund	6,960,279
	Vanguard Funds	Mid Cap Index Fund	4,695,198
	Vanguard Funds	Small Cap Index Fund	371,950
	Vanguard Funds	Total International Stock Index Fund	155,107
	Vanguard Funds	Total Bond Market Index Fund	85,656
	Eagle Funds	Small Cap Growth Fund	3,963,040
	Invesco Funds	Small Cap Value Fund	5,276,311
	American Century Funds	Inflation Adjusted Bond Fund	1,421,792
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	14,336,161
	Principal Funds	Midcap Value Fund	5,084,475
	John Hancock Funds	Disciplined Value Fund	13,075,695
	MFS Funds	Lifetime 2020 Fund	6,820,953
	MFS Funds	Lifetime 2030 Fund	8,958,328
	MFS Funds	Lifetime 2040 Fund	17,658,720
	MFS Funds	Lifetime 2050 Fund	13,658,352
	MFS Funds	Lifetime Retirement Income Fund	2,221,523
	Oppenheimer Funds	Developing Markets Fund	424,233
*	Rent-A-Center, Inc.	Common Stock	12,112,555
	Wells Fargo Funds	Stable Return Fund	12,698,860
	Total investments		166,524,944
	Cash		81,742
*	Participant Loans	Notes receivable from participants, interest rates ranging from 3.25% to 7.75% maturing from 2014 to 2028	11,558,823
	Total, at fair value		$178,165,509

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 25, 2014

By: ______________________
Dawn M. Wolverton
Vice President – Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of KPMG LLP
23.2*	Consent of Grant Thornton LLP

* Filed herewith.

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee of the
Rent-A-Center, Inc. 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-171926) on Form S-8 of Rent-A-Center, Inc., of our report dated June 25, 2014, with respect to the statement of net assets available for benefits of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2013, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year), and schedule H, part IV, line 4a – schedule of delinquent participant contributions as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Dallas, Texas
June 25, 2014

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 26, 2013, with respect to the statement of net assets available for benefits as of December 31, 2012 included in the Annual Report of Rent-A-Center, Inc. 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-32296, effective December 31, 2002).

Grant Thornton LLP

Dallas, Texas
June 25, 2014